Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
March 16, 2010

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lincoln National Corporation
      Form 8-K filed February 26, 2010
      File No. 1-06028

Dear Mr. Riedler:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of March 10, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 8-K filed on February 26, 2010.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Form 8-K filed February 26, 2010

1.
Please advise us as to the sequence of events and actions that took place related to the amendment of the bylaws, the actual effective date of the amendment and the event date of the Form 8-K and, if necessary, an analysis as to the legality of any retroactive effectiveness of the bylaw amendment under state law that may have occurred.

Response:

LNC is an Indiana business corporation and its affairs are governed by the Indiana Business Corporation Law, Ind. Code Sections 23-1-17-1, et seq. (the “IBCL”).  As with most state corporate laws, the IBCL allows director action in lieu of a meeting by unanimous written consent.  See IBCL Section 23-1-34-2.  Under Section 23-1-34-2(a) of the ICBL, action by written consent must be evidenced by one or more written consents, signed by each director, filed with the corporate records and delivered to the secretary.

By unanimous consent, the Board of Directors of LNC approved the amendment to its bylaws indicating that the classes and terms of directors shall not be governed by Section 23-1-33-6(c)

of the IBCL.  The Board of Directors each signed the consent and delivered their signatures to LNC’s secretary.  The final signed consent was delivered to the secretary on February 22, 2010.  The unanimous consent provided that the action taken by the consent and the bylaw amendment were both effective as of July 29, 2009.

Unlike most other state corporate laws, Section 23-1-34-2(b) of the IBCL provides that action taken under this section is effective when the last director signs the consent, “unless the consent specifies a different prior or subsequent effective date.” (emphasis added)  The Official Commentary that was passed by the Indiana legislature shortly after the IBCL was adopted expressly notes that the addition of the word “prior” was intentional.  It says, in relevant part:

“(b) The words ‘prior or subsequent’ were added before ‘effective date’ to state expressly that subsection (b) authorizes retroactive corporate action by director written consent.  This parallels the rules of IC 23-1-29-4(c), as amended in 1987, on effective dates for shareholder written consents.”  (emphasis added)

Indiana’s authority to enact the corporate governance rules established in the IBCL was reaffirmed by the United States Supreme Court in CTS Corp. v. Dynamics Corp. of America, 481 U.S. 69 (1987).  In that case, the United States Supreme Court reversed a decision the United States Court of Appeals for the Seventh Circuit holding that the Indiana Control Share Acquisitions Chapter of the IBCL was unconstitutional.  Relying on the doctrine of each state having the authority to govern the internal affairs of its own corporations, it rejected challenges under both the Supremacy Clause and the Commerce Clause that a statute that took away the power to vote shares that had been purchased in a tender offer on the market was unconstitutional.  In the course of its discussion, it noted expressly that state corporate laws that permit the staggering of the terms of directors were never held to be unconstitutional under the Supremacy Clause of the federal constitution even though such provisions might delay a change in control that might otherwise pass muster under the Williams Act.  As the Court stated in its Commerce Clause analysis:

“No principle of corporation law and practice is more firmly established than a State’s authority to regulate domestic corporations. . . .”

Since there can be no doubt about Indiana’s constitutional ability to establish its own rules with respect to consent resolutions and its express granting of retroactive authority in consent resolutions, the action taken by the Corporation’s board of directors to “opt out” of mandatory classified boards was in accordance with the laws of Indiana.

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If you have any questions regarding our response, please contact me directly at (484) 583-1475.

Sincerely,

/s/ Charles A. Brawley, III
Charles A. Brawley, III
Vice President, Assistant General Counsel & Secretary

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer